Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-121612

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus Supplement dated September 14, 2005
PROSPECTUS SUPPLEMENT
(To prospectus dated January 24, 2005)
UP TO 6,517,691 SHARES OF COMMON STOCK
AND WARRANTS TO PURCHASE UP TO 3,258,845 SHARES OF COMMON STOCK
OF
SPECTRUM PHARMACEUTICALS, INC.
     This prospectus supplement relates to an offering by us on a “best efforts” basis of up to 6,517,691 shares of our common stock at a purchase price of $5.37 per share, and warrants to purchase up to 3,258,845 shares of our common stock at an exercise price of $6.62 per share, to certain institutional investors for aggregate proceeds of approximately $35,000,000. Each investor purchasing shares of our common stock in this offering will receive warrants to purchase one share of our common stock for every two shares of our common stock purchased by the investor in the offering. In connection with this offering, we will pay fees or commissions to one or more placement agents and/or finders. See “Plan of Distribution” on page S-20 for more information regarding these potential arrangements.
     You should read this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein, carefully before you invest. Such documents contain information you should consider when making your investment decision. The information included in the registration statement on Form S-3 (No. 333-121612) filed with the Securities and Exchange Commission on December 23, 2004, as amended is hereby incorporated by reference into this prospectus supplement.
     Our common stock is traded on the Nasdaq National Market under the symbol “SPPI.” On September 13, 2005, the last sale price of our common stock on the Nasdaq National Market was $5.36 per share. As of September 9, 2005, we had 15,362,574 shares of our common stock outstanding.
     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” ON PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT AS WELL AS ON PAGE 21 OF OUR ANNUAL REPORT ON FORM 10-K AND ON PAGE 26 OF OUR QUARTERLY REPORT ON FORM 10-Q, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 2005 AND AUGUST 9, 2005, RESPECTIVELY, AS WELL AS THE RISK FACTORS IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September _____, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell shares of common stock and /or common stock warrants only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock and/or common stock warrants.
ABOUT SPECTRUM PHARMACEUTICALS
     We are a specialty pharmaceutical company engaged in the business of acquiring, developing and commercializing prescription drug products for various indications. Our business model is to acquire and develop a diversified portfolio of proprietary and generic drug products, with a mix of near-term and long-term revenue potential. While our primary strategic focus is on proprietary drug products addressing cancer and other unmet medical needs, we are also leveraging our developmental and regulatory capabilities, and those of our strategic alliance partners, to enhance the potential for realizing near-term revenues by taking advantage of opportunities for developing and commercializing select generic drug products with a focus on specific niche categories. We plan to execute our business strategy by attracting and retaining talented people, entering into strategic business alliances, and maintaining a strong cash position.
     As of the date of filing this prospectus supplement, we have seven proprietary drug product candidates under development: satraplatin, EOquin™, elsamitrucin, Ozarelix (formerly, SPI-153), RenaZorb™, SPI-1620 and lucanthone, two generic drugs for ciprofloxacin tablets and carboplatin injection, approved for marketing by the United States Food and Drug Administration (FDA) and ten Abbreviated New Drug Applications, or ANDAs, pending at the FDA. We plan to continue to evaluate acquisitions, or in-licensing, of additional promising clinical-stage as well as near-clinical-stage drugs from other companies and institutions; and expect to file additional

ANDAs in 2005. In addition, we plan to seek additional strategic alliances to manufacture, develop and market our current and future drug products.
     Unless the context otherwise requires, all references to the “Company”, “we”, “us”, “our”, “Spectrum” and “Spectrum Pharmaceuticals” refer to Spectrum Pharmaceuticals, Inc. and its subsidiaries, as a consolidated entity. We primarily conduct all our activities as Spectrum Pharmaceuticals.
     We have incurred losses in every year of our existence and expect to continue to incur significant operating losses for the next several years. We have not generated significant revenues from product sales and there is no assurance that significant revenue from product sales will ever be achieved. There is no assurance that any of our currently proposed products will ever be successfully developed, receive and maintain governmental regulatory approvals, become commercially viable or achieve market acceptance.
     The pharmaceutical marketplace in which we operate is highly competitive, and includes many large, well-established companies pursuing treatments for the applications we are pursuing. Please also read our discussion of competition matters in the “RISK FACTORS” section of this prospectus supplement.
     This prospectus supplement relates to an offering by us on a “best efforts” basis of up to 6,517,691 shares of our common stock at a purchase price of $5.37 per share, and warrants to purchase up to 3,258,845 shares of our common stock at an exercise price of $6.62 per share, to certain individual and institutional investors for aggregate gross proceeds of approximately $35,000,000. In connection with this offering, we will pay fees or commissions to one or more placement agents and/or finders. See “Plan of Distribution” on page S-20 for more information regarding these potential arrangements.
     As allowed by SEC rules, this prospectus supplement does not contain all the information you can find in the registration statement, the exhibits to the registration statement or the accompanying prospectus. For further information, we refer you to the registration statement, including its exhibits and schedules and the prospectus. Statements contained in this prospectus supplement about the provisions or contents of any contract, agreement or any other document are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this document. For further information about us or the securities offered under this prospectus supplement, you should refer to the registration statement and the prospectus, which you can obtain from the SEC as described below under the heading “Where You Can Find More Information.”
     Spectrum Pharmaceuticals, Inc. is a Delaware corporation which was originally incorporated in Colorado as Americus Funding Corporation in December 1987, became NeoTherapeutics, Inc. in August 1996, was reincorporated in Delaware in June 1997, and was renamed Spectrum Pharmaceuticals, Inc. in December 2002. Our executive offices are located at 157 Technology Drive, Irvine, California 92618. Our telephone number is (949) 788-6700. Our web site address is www.spectrumpharm.com. Information contained in our web site does not constitute part of this prospectus supplement.
FORWARD-LOOKING STATEMENTS
     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Forward-looking statements include statements regarding our future product development activities and costs, the revenue potential of our product candidates, the timing and likelihood of achieving development milestones and product revenues, the sufficiency of our capital resources, and other statements containing forward-looking words, such as, “believes,” “may,” “will,” “expects,” “intends,” “estimates,” “anticipates,” “plans,” “seeks,” or “continues” and variations of such words and similar expressions. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are included in this prospectus supplement in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the beliefs of the Company’s management as well as assumptions made by and information currently available to the Company’s management. Readers should not put undue reliance on these forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified; therefore, our actual results may differ materially from those described in any forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below, including under the heading “Risk Factors” below. These factors include, but are not limited to:
•	our ability to successfully develop, obtain regulatory approvals for and market our products;

•	our ability to generate and maintain sufficient cash resources to increase investment in our business;

•	our ability to identify new product candidates;

•	the timing or results of pending or future clinical trials;

•	actions by the FDA and other regulatory agencies;

•	demand and market acceptance for our approved products; and

•	the effect of changing economic conditions.
     The risks and uncertainties include those noted in “Risk Factors” in our Annual Report and Quarterly Report referenced above, those in the accompanying prospectus and those in the documents incorporated by reference herein and therein.
     We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that we are required to do so by law or regulations. We also may make additional disclosures in our Annual Report on Form 10-K, our definitive proxy statement filed in connection with our Annual Meeting of Stockholders, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K that we may file from time to time with the Securities and Exchange Commission.
RISK FACTORS
     An investment in our common stock involves a high degree of risk. Our business, financial condition, operating results and prospects can be impacted by a number of factors, any one of which could cause our actual results to differ materially from recent results or from our anticipated future results. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment. You should carefully consider the risks described below with all of the other information included in this prospectus supplement. Failure to satisfactorily achieve any of our objectives or avoid any of the risks described below or other risks listed in our Annual Report on Form 10-K would likely have a material adverse effect on our business and results of operations.
Risks Related to Our Business
Our losses will continue to increase as we expand our development efforts, and our efforts may never result in profitability.
     Our cumulative losses since our inception in 1987 through June 30, 2005 were in excess of $170 million. We lost approximately $12 million in 2004, $10 million in 2003, $18 million in 2002 and approximately $10 million in the six-month period ended June 30, 2005. We expect to continue to incur losses in the future, particularly as we continue to invest in the development of our drug product candidates, acquire additional drug candidates and expand the scope of our operations. We have received FDA approval to market two generic drug products, ciprofloxacin tablets and carboplatin injection, in the United States and recorded modest revenue in the fourth quarter of 2004, and the second quarter of 2005. However, we may never achieve significant revenues from sales of products or become profitable. Even if we eventually generate significant revenues from sales, we will likely continue to incur losses over the next several years.

Our business does not generate the cash needed to finance our ongoing operations and therefore, we will need to raise additional capital.
     Our current business operations do not generate sufficient operating cash to finance the clinical development of our drug product candidates. We have historically relied primarily on raising capital through the sale of our securities and out-licensing our drug candidates and technology to meet our financial needs. While anticipated profits from the sale of generic drugs, if we are successful in generating significant revenues from generics, may help defray some of the expenses of operating our business, we believe that in order to prepare the company for continued future drug product development and acquisition, and to capitalize on growth opportunities, we will, for the foreseeable future, need to continue to raise funds through public or private financings.
     We may not be able to raise additional capital on favorable terms, if at all. Accordingly, we may be forced to significantly change our business plans and restructure our operations to conserve cash, which would likely involve out-licensing or selling some or all of our intellectual, technological and tangible property not presently contemplated and at terms that we believe would not be favorable to us, and/or reducing the scope and nature of our currently planned research and drug development activities. An inability to raise additional capital would also impact our ability to expand operations.
Clinical trials may fail to demonstrate the safety and efficacy of our proprietary drug candidates, which could prevent or significantly delay obtaining regulatory approval.
     Prior to receiving approval to commercialize any of our proprietary drug candidates, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA and other regulatory authorities in the United States and other countries, that each of the products is both safe and effective. For each product candidate, we will need to demonstrate its efficacy and monitor its safety throughout the process. If such development is unsuccessful, our business and reputation would be harmed and our stock price would be adversely affected.
     All of our product candidates are prone to the risks of failure inherent in drug development. The results of pre-clinical studies and early-stage clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Later-stage clinical trials may fail to demonstrate that a product candidate is safe and effective despite having progressed through initial clinical testing. Even if we believe the data collected from clinical trials of our drug candidates are promising, such data may not be sufficient to support approval by the FDA or any other United States or foreign regulatory approval. Pre-clinical and clinical data can be interpreted in different ways.
     Accordingly, FDA officials could interpret such data in different ways than we or our partners do, which could delay, limit or prevent regulatory approval. The FDA, other regulatory authorities, our institutional review boards, our contract research organization, or we may suspend or terminate our clinical trials for our drug candidates. Any failure or significant delay in completing clinical trials for our product candidates, or in receiving regulatory approval for the sale of any drugs resulting from our drug candidates, may severely harm our business and reputation. Even if we receive FDA and other regulatory approvals, our product candidates may later exhibit adverse effects that may limit or prevent their widespread use, may cause the FDA to revoke, suspend or limit their approval, or may force us to withdraw products derived from those candidates from the market.
     Our proprietary drug candidates, their target indications, and status of development are summarized in the following table:

Drug Candidate	Target Indication	Development Status
Satraplatin	Hormone Refractory Prostate Cancer	Late Phase 3 clinical trial
EOquin ™ (EO9)	Recurrent Superficial Bladder Cancer	Late Phase 2 clinical trial
Elsamitrucin	Refractory non-Hodgkin’s Lymphoma	Phase 2 clinical trial
Ozarelix (formerly SPI-153)	Hormone Dependent Prostate Cancer	Phase 1/2 clinical trials
Ozarelix (formerly SPI-153)	Benign Prostatic Hypertrophy	Phase 2 clinical trial
Lucanthone	Radiation Sensitizer for Brain Tumors and Brain Metastases	Phase 2 clinical trial

Drug Candidate	Target Indication	Development Status
Satraplatin	Non-small Cell Lung Cancer	Phase 1/2 clinical trial
Satraplatin	In combination with Taxotere®	Phase 1 clinical trial
EO9	Radiation Sensitizer	Pre-clinical
RenaZorb ™	End-stage Renal Disease	Pre-clinical
SPI-1620	Adjunct to Chemotherapy	Pre-clinical
The development of our drug candidate, satraplatin, depends on the efforts of a third party and, therefore, its eventual success or commercial viability is largely beyond our control.
     In 2002, we entered into a co-development and license agreement with GPC Biotech AG for the development and commercialization of our lead drug candidate, satraplatin. GPC Biotech has agreed to fully fund development and commercialization expenses for satraplatin. We do not have control over the drug development process and therefore the success of our lead drug candidate depends upon the efforts of GPC Biotech. GPC Biotech may not be successful in the clinical development of the drug, the achievement of any additional milestones such as the acceptance of a New Drug Application, or NDA, filing by the FDA, or the eventual commercialization of satraplatin.
The development of our drug candidate, ozarelix, may be adversely affected by the development efforts of Zentaris GmbH who retained certain rights to the product.
     Zentaris GmbH licensed the rights to us to develop and market ozarelix in the United States, Canada, Mexico and India. Zentaris may conduct their own clinical trials on ozarelix for regulatory approval in other parts of the world. We will not have control over Zentaris’ efforts in this area and our own development efforts for ozarelix may be adversely impacted if their efforts are not successful.
From time to time we may need to license proprietary technologies from third parties, which may be difficult or expensive to obtain.
     We may need to obtain licenses to patents and other proprietary rights held by third parties to successfully develop, manufacture and market our drug products. As an example, it may be necessary to use a third party’s proprietary technology to reformulate one of our drug products in order to improve upon the capabilities of the drug product. If we are unable to timely obtain these licenses on reasonable terms, our ability to commercially exploit our drug products may be inhibited or prevented.
The inability to retain and attract key personnel could significantly hinder our growth strategy and might cause our business to fail.
     Our success depends upon the contributions of our key management and scientific personnel, especially Dr. Rajesh C. Shrotriya, our Chairman, President and Chief Executive Officer and Dr. Luigi Lenaz, our Chief Scientific Officer. Dr. Shrotriya has been President since 2000 and Chief Executive Officer since 2002, and has spearheaded the major changes in our business strategy and coordinated our structural reorganization. Dr. Lenaz has been President of our Oncology Division from November 2000 to February 2005 and Chief Scientific Officer since 2005, and has played a key role in the identification and development of our proprietary drug candidates. The loss of the services of Dr. Shrotriya, Dr. Lenaz or any other key personnel could delay or preclude us from achieving our business objectives. Dr. Shrotriya has an employment agreement with us that will expire on December 31, 2005, with automatic one-year renewals thereafter unless we, or Dr. Shrotriya, give notice of intent not to renew at least 90 days in advance of the renewal date. Dr. Lenaz has an employment agreement with us that will expire on July 1, 2006, with automatic one year renewals thereafter unless we, or Dr. Lenaz, give notice of intent not to renew at least 90 days in advance of the renewal date.
     We also may need substantial additional expertise in marketing and other areas in order to achieve our business objectives. Competition for qualified personnel among pharmaceutical companies is intense, and the loss of key personnel, or the delay or inability to attract and retain the additional skilled personnel required for the expansion of our business, could significantly damage our business.

We are dependent on third parties for clinical testing, manufacturing and marketing our proposed proprietary products. If we are not able to secure favorable arrangements with such third parties, our business and financial condition could be harmed.
     We may not conduct clinical trials ourselves, and we will not manufacture any of our proposed proprietary products for commercial sale nor do we have the resources necessary to do so. In addition, we currently do not have the capability to market our drug products ourselves. We intend to contract with larger pharmaceutical companies or contract research organizations to conduct such activities. In connection with our efforts to secure corporate partners, we may seek to retain certain co-promotional or co-marketing rights to certain of our proprietary drug candidates, so that we may promote our products to selected medical specialists while our corporate partner promotes these products to the medical market generally. We may not be able to enter into any partnering arrangements on this or any other basis. If we are not able to secure adequate partnering arrangements, our business and financial condition could be harmed. In addition, we will have to hire additional employees or consultants, since our current employees have limited experience in these areas. Sufficient employees with relevant skills may not be available to us. Any increase in the number of our employees would increase our expense level, and could have an adverse effect on our financial position.
     In addition, we, or our potential corporate partners, may not successfully introduce our proposed proprietary products or our proposed proprietary products may not achieve acceptance by patients, health care providers and insurance companies. Further, it is possible that we may not be able to secure arrangements to manufacture and market our proposed proprietary products at prices that would permit us to make a profit. To the extent that corporate partners conduct clinical trials, we may not be able to control the design and conduct of these clinical trials.
We may have conflicts with our partners that could delay or prevent the development or commercialization of our product candidates.
     We may have conflicts with our partners, such as conflicts concerning the interpretation of preclinical or clinical data, the achievement of milestones, payments for services, development obligations or the ownership of intellectual property developed during our collaboration. If any conflicts arise with any of our partners, such partner may act in a manner that is adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating revenues:
•	unwillingness on the part of a partner to pay us milestone payments or royalties we believe are due to us under a collaboration;

•	uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations;

•	unwillingness by the partner to cooperate in the development of the product, including providing us with product data or materials;

•	unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities;

•	initiating of litigation by the partner to resolve the dispute; or

•	attempts by the partner to terminate the agreement.

Our efforts to acquire or in-license and develop additional proprietary drug candidates may fail, which would limit our ability to grow our proprietary business.
     The long-term success of our strategy depends in part on obtaining drug candidates in addition to our existing portfolio. We are actively seeking to acquire, or in-license, additional proprietary drug candidates that demonstrate the potential to be both medically and commercially viable. We have certain criteria that we are looking for in any drug candidate acquisition and we may not be successful in locating and acquiring, or in-licensing, additional desirable drug candidates on acceptable terms.
We are a small company relative to our principal competitors and our limited financial resources may limit our ability to develop and market our drug products.
     Many companies, both public and private, including well-known pharmaceutical companies and smaller niche-focused companies, are developing products to treat all of the diseases we are pursuing, or distributing generic drug products directly competitive to the generic drugs we intend to market and distribute. Many of these companies have substantially greater financial, research and development, manufacturing, marketing and sales experience and resources than us. As a result, our competitors may be more successful than us in developing their products, obtaining regulatory approvals and marketing their products to consumers.
     Competition for branded or proprietary drugs is less driven by price and is more focused on innovation in treatment of disease, advanced drug delivery and specific clinical benefits over competitive drug therapies. We have seven proprietary drug candidates currently under development. We may not be successful in any or all of these studies; or if successful, and if one or more of our proprietary drug candidates is approved by the FDA, we may encounter direct competition from other companies who may be developing products for similar or the same indications as our drug candidates. Companies active in the areas of oncology which is our focus include Astra Zeneca, Amgen, Inc., Bayer AG, Eli Lilly and Co., Genentech, Inc., Novartis Pharmaceuticals Corporation, Bristol-Myers Squibb Company, GlaxoSmithKline, Biogen-IDEC Pharmaceuticals, Inc., Guilford Pharmaceuticals, Inc., Cephalon, Inc., Sanofi-Aventis Inc., Pfizer, Inc., Chiron Corp., Genta Inc., Imclone Systems Incorporated, MGI Pharma, Inc., SuperGen, Inc., Roche Pharmaceuticals, Schering-Plough, Johnson & Johnson and others who are more established and are currently marketing products for the treatment of various forms of cancer including the forms our oncology drug candidates target. Many of our competitors are large and well capitalized companies focusing on a wide range of diseases and drug indications, and have substantially greater financial, research and development, human and other resources than we do. Furthermore, large pharmaceutical companies have significantly more experience than we do in pre-clinical testing, human clinical trials and regulatory approval procedures, among other things.
     Any proprietary product for which we obtain FDA approval must compete for market acceptance and market share. For example, cisplatin injection and carboplatin injection are the most prevalent platinum-based derivatives used in chemotherapy and are the primary treatment for many of the cancer types we are pursuing. Our drug candidate, satraplatin, if the FDA approves it for sale, would likely compete against these drugs directly. Unless satraplatin is shown to have better efficacy and is as cost effective, if not more cost effective, than cisplatin and carboplatin, it may not gain acceptance by the medical field and therefore may never be successful commercially.
     With regard to our drug product candidate, RenaZorb™, under the new National Kidney Foundation K/DOQI guidelines for treating hyperphosphatemia, non-calcium, non-aluminum binders are the recommended first-line long-term therapy for managing high phosphate levels. Genzyme Corporation’s Renagel® and Shire Pharmaceutical’s Fosrenol® are the only two FDA approved non-calcium, non-aluminum, branded pharmaceuticals specifically for the treatment of hyperphosphatemia in end stage renal disease. We expect to compete with these products and potentially others based upon phosphate binding capacity, patient compliance, side effects and cost. While we believe RenaZorb™ has the potential to perform better than these competitors, if RenaZorb™ is successfully developed and receives FDA approval, it will be a number of years after Renagel® and Fosrenol® have been FDA approved and marketed. In addition, Genzyme and Shire may seek to modify their products or create new therapies that could reduce or eliminate any perceived benefit we believe RenaZorb™ may have over these products.

     Our success in the marketing of our generic drug products will depend significantly upon our ability to forecast market conditions that may prevail after we obtain ANDA approval and identify generic drugs that our strategic partners and associated suppliers can produce for us cost-effectively. In addition, we must be able to expand our marketing, selling and distribution relationships in the United States since we currently do not have any internal distribution capabilities and alliances with only two product distributors. Furthermore, as a new generic competitor entering the marketplace, which is made up of many well-established companies, with established customers as well as established sales, marketing and distribution organizations, we may not be able to successfully compete.
     Because price is the primary basis for competition among generic versions of a given drug, any ability by our competitors to reduce production costs can provide them with a significant competitive advantage, and our ability to compete will be largely dependent on our ability to obtain supplies of our generic drug product from manufacturers at favorable prices. As a new generic competitor, we will be competing against established generic companies such as Teva Pharmaceuticals, Sandoz, Barr Laboratories, Mylan Laboratories Inc., Watson Pharmaceuticals, Inc., Genpharm, Dr. Reddy’s, Ranbaxy, American Pharmaceutical Partners, Bedford Laboratories and others. In addition, it is anticipated that many foreign manufacturers will continue to enter the generic market due to low barriers to entry. These companies may have greater economies of scale in the production of their products and, in certain cases, may produce their own product supplies, such as active pharmaceutical ingredients, or can procure product supplies on more favorable terms which may provide significant cost and supply advantages to customers in the retail prescription market. We expect that the generic market will be competitive and will be largely dominated by the competitors listed above who will target many, if not all, of the same products for development as us.
     We currently have ten generic drug candidates under review at the FDA. For ciprofloxacin tablets, our first generic product candidate filed with FDA, and for which we obtained approval in September 2004, there are currently seventeen generic manufacturers approved to sell versions of ciprofloxacin tablets, such as Apotex, Barr, Cobalt, Taro, Teva, West Ward, Eon Labs, Carlsbad Technology, IVAX, Sandoz, Genpharm, Ranbaxy, Dr. Reddy’s, Martec and Mylan Laboratories, Inc. The pediatric exclusivity for Diflucan®, the branded form of fluconazole, and our second generic product filed with the FDA, expired on July 29, 2004. The market is very competitive with versions from generic drug manufacturers such as Taro Pharmaceutical Industries, Mylan Laboratories, Inc, Sandoz, Ranbaxy, IVAX, Genpharm, Gedeon Richter, TEVA, Torpharm, Roxane and Pliva approved by the FDA for sale in the U.S. We have not yet obtained approval from the FDA for fluconazole tablets and can give no assurance for when approval is likely to come, if at all. Carboplatin injection, our third generic drug ANDA filed with FDA, and for which we obtained approval in June 2005, is the generic equivalent of Bristol Meyers Squibb’s brand Paraplatin®, for which the patent expired in April 2004. The FDA has granted approval, following the expiration of pediatric exclusivity in October 2004, for carboplatin injection to seven generic companies, including Pharmachemie, APP, Bedford, Mayne, Eon and Pliva. TEVA Pharmaceuticals, through an agreement with Bristol Myers Squibb, is currently selling carboplatin injection produced by Bristol Myers Squibb as a generic drug. The patent for Imitrex® injection, the brand name for sumatriptan succinate injection, for which we filed an ANDA with paragraph IV certification, has not yet expired. However, we have initiated a challenge of the patent and are currently in litigation with GlaxoSmithKline, the patent holder for Imitrex® injection. Based on the guidelines available to us, and our experience with the FDA approval process, we do not anticipate receiving approval for our eight other ANDAs, filed in 2004 and in 2005, before the first quarter of 2006, if at all, and all approvals, except one, will come after patents and/or exclusivities expire and after some of our competitors have already obtained approval and begun marketing.
Our proprietary drug candidates may not be more effective, safer or more cost efficient than competing drugs and otherwise may not have any competitive advantage, which could hinder our ability to successfully commercialize our drug candidates.
     Drugs produced by other companies are currently on the market for each disease type we are pursuing. Even if one or more of our drug candidates ultimately received FDA approval, our drug candidates may not have better efficacy in treating the target indication than a competing drug, may not have a more favorable side-effect profile than a competing drug, may not be more cost efficient to manufacture or apply, or otherwise may not demonstrate a competitive advantage over competing therapies. Accordingly, even if FDA approval is obtained for one or more of our drug candidates, they may not gain acceptance by the medical field or become commercially successful.

Price and other competitive pressures may make the marketing and sale of our generic drugs not commercially feasible and not profitable.
     The generic drug market in the United States is extremely competitive, characterized by many participants and constant downward price pressure on generic drug products. Consequently, margins are continually reduced and it is necessary to continually introduce new products to achieve and maintain profitability. We have only obtained regulatory approval for two of our generic drug candidates. While we have entered into agreements with third parties to manufacture the drug products for us, given the price volatility of the generic market, we believe it is imprudent to enter into definitive agreements on transfer prices with the manufacturers of our generic drug product candidates prior to FDA approval, and we do not expect to do so until we receive FDA approval and are ready to begin selling the generic drug products. Our ability to compete effectively in the generic drug market depends largely on our ability to obtain transfer price agreements that ensure a supply of our generic drug products at favorable prices. Even if we obtain regulatory approval to market our generic drug candidates in the United States, we may not be able to complete a transfer price arrangement with the manufacturers of the drug candidates that will allow us to market the generic drug products in the United States on terms favorable to us, or at all.
     Also, if we fail to obtain approval of our ANDAs from the FDA in a timely manner, preferably before the patent and any additional exclusivity granted by the FDA to the branded drug product expire, our profitability will be significantly affected due to the significant price erosion caused by the typically large number of the generic companies entering the market. The U.S. patent and pediatric exclusivity for Cipro®, the branded form of our generic drug product ciprofloxacin tablets, had both expired by June 2004. We received approval from the FDA of our ANDA for ciprofloxacin tablets in September 2004, however, seventeen other companies have received FDA approval to market generic versions of ciprofloxacin tablets, and we have observed a significant reduction in the market price for ciprofloxacin since June 2004. The patents and all exclusivities for our four ophthalmic products and three of our undisclosed products have previously expired (one is still covered by a patent), and a number of other companies are currently selling their own generic versions of the products. In addition, we did not obtain approval of our ANDAs for fluconazole tablets and carboplatin injection prior to the expirations in July and October 2004, respectively, of the patents and exclusivities granted by the FDA to the corresponding branded products. Consequently, our ability to achieve a profit may be significantly harmed as we have observed significant reductions in the market prices for these products as well. The patents for sumatriptan succinate injection, the generic version of Imitrex®, marketed by GlaxoSmithKline, for which we filed an ANDA with paragraph IV certification in October 2004, have not yet expired.
     In addition to competitive pressures related to price, we may face opposition from the producers of the branded versions of the generic drugs for which we obtain approval. Branded pharmaceutical companies have aggressively sought to prevent generic competition, including the extensive use of litigation. On February 18, 2005, GlaxoSmithKline filed suit in U.S. federal court to prevent us from proceeding with the commercialization of our generic version of Imitrex® which action formally initiates our challenge of one of the patents listed by GlaxoSmithKline in connection with Imitrex® injection. For information regarding the risks of this litigation, please see the risk factor below.
     In addition, many branded pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay generic competition. These efforts have included:
•	pursuing new patents for existing products which may be granted just before the expiration of one patent, which could extend patent protection for a number of years or otherwise delay the launch of generics;

•	using the citizen petition process, a process by which any person can submit a petition to the Commissioner of the FDA to issue, amend or revoke a regulation or order or take or refrain from taking any other administrative action, to request amendments to FDA standards;

•	seeking changes to the United States Pharmacopoeia, an organization which publishes industry recognized compendia of drug standards; and

•	attaching patent extension amendments to non-related federal legislation.

     Also, branded pharmaceutical companies are selling generic versions of their own branded drugs, or authorizing other companies to sell generic versions. This could hurt our ability to capture market share and generate profits, especially if we are granted 180 days marketing exclusivity for one of our generic drugs.
We may not be successful in expanding our generic drug distribution capabilities in the United States, our only target market for generic drugs, which would limit our ability to grow our generic drug business.
     Many of our competitors have substantial, established direct and indirect distribution channels. We have not yet undertaken the marketing and distribution of a generic drug product ourselves and we currently have no direct sales and marketing organization and our limited sales and marketing resources are devoted to establishing and enhancing our third party distribution relationships.
     We have established relationships with distributors for the distribution of ciprofloxacin tablets and carboplatin injection; who have commenced distribution of these drugs. The long-term success in the marketing of our generic drugs will depend in part on our drug distribution capabilities in the U.S., our only target market for generic drugs. We may not be successful in expanding our existing distribution channels, establishing new, additional distribution channels or establishing a direct generic drug marketing capability sufficient to effectively and successfully compete in the generic drug market.
We may not be successful in establishing additional generic drug supply relationships, which would limit our ability to grow our generic drug business.
     Long-term success in the marketing of generic drugs depends in part on our ability to expand and enhance our existing relationships and establish new relationships for supplying generic drug products. We do not presently intend to focus our research and development efforts on developing active pharmaceutical ingredients or the dosage form for generic drugs. In addition, we currently have no capacity to manufacture generic drug products and do not intend to spend our capital resources to develop the capacity to do so. Therefore, we must rely on relationships with other companies to supply our generic drug products. We may not be successful in expanding or enhancing our existing relationships or in securing new relationships. If we fail to expand our existing relationships or secure new relationships, our ability to expand our generic drug business will be harmed.
Our supply of drug products will be dependent upon the production capabilities of our supply sources, which may limit our ability to meet demand for our products and ensure regulatory compliance.
     We have no internal manufacturing capacity for our drug product candidates, and therefore, we have entered into agreements with third-party manufacturers to supply us with our drug products, subject to further agreement on pricing for particular drug products. Consequently, we will be dependent on our manufacturing partners for our supply of drug products. Some of these manufacturing facilities are located outside the United States. The manufacture of drug products, including the acquisition of compounds used in the manufacture of the finished drug product, may require considerable lead times. Further, with regard to our generic drug products, sales of a new generic drug product may be difficult to forecast. We will have little or no control over the production process. Accordingly, while we do not currently anticipate shortages of supply, there could arise circumstances in which market demand for a particular generic product could outstrip the ability of our supply source to timely manufacture and deliver the product, thereby causing us to lose sales.
     Reliance on a third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance and adhering to FDA’s current Good Manufacturing Practices, or cGMP, requirements, the possible breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us. Before we can obtain marketing approval for our product candidates, our supplier’s manufacturing facilities must pass an FDA pre-approval inspection. In order to obtain approval, all of the facility’s manufacturing methods, equipment and processes must comply with cGMP requirements. The cGMP requirements govern all areas of record keeping, production processes and controls, personnel and quality control. Any failure of our third-party manufacturers or us to comply with applicable regulations, including an FDA pre-approval inspection and cGMP requirements, could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delay, suspension or withdrawal of approvals, license revocation, seizures or recalls of product, operation restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.
GlaxoSmithKline filed suit in U.S. federal court asserting that we have infringed one of their patent(s) for Imitrex® injection by filing our ANDA for sumatriptan injection, the generic form of Imitrex® injection. This challenge may prevent us from commercializing sumatriptan until after the patent has expired and may require us to incur substantial expense and the significant effort of technical and management personnel.
     On February 18, 2005, GlaxoSmithKline filed suit in U.S. federal court to prevent us from proceeding with the commercialization of our generic form of sumatriptan injection. Since patent litigation has been initiated, the FDA will not approve our ANDA until the earlier of 30 months from GlaxoSmithKline’s receipt of our notice of ANDA acceptance (the 30-month stay) or the issuance of a final non-appealed, or non-appealable court decision finding the Imitrex® patent we are currently challenging invalid, unenforceable or not infringed. If the patent is found to be infringed by the filing of our ANDA, GlaxoSmithKline could seek an injunction to block the launch of our generic product until the patent expires. This would prohibit us from obtaining the 180-day marketing exclusivity afforded by the FDA to companies who are the first to file an ANDA with a paragraph IV certification for a generic equivalent to a brand name product. We believe we are the first to file an ANDA with a paragraph IV certification for sumatriptan injection.
     Our defense against the charge of infringement by GlaxoSmithKline could require us to incur substantial legal expense and to divert significant effort of our technical and management personnel away from their regular activities in our business, which could substantially hinder our ability to conduct, advance and grow our business.
Risks Related to Our Industry
Rapid technological advancement may render our drug candidates obsolete before we recover expenses incurred in connection with their development. As a result, our drug products may never become profitable.
     The pharmaceutical industry is characterized by rapidly evolving technology. Technologies under development by other pharmaceutical companies could result in treatments for diseases and disorders for which we are developing our own treatments. Several other companies are engaged in research and development of compounds that are similar to our research. A competitor could develop a new technology, product or therapy that has better efficacy, a more favorable side-effect profile or is more cost effective than one or more of our drug candidates and thereby cause our drug candidate to become commercially obsolete. Some of our drug candidates may become obsolete before we recover the expenses incurred in their development. As a result, such products may never become profitable.
Competition for patients in conducting clinical trials may prevent or delay product development and strain our limited financial resources.
     Many pharmaceutical companies are conducting clinical trials in patients with the disease indications that our drug candidates target. As a result, we must compete with them for clinical sites, physicians and the limited number of patients who fulfill the stringent requirements for participation in clinical trials. Also, due to the confidential nature of clinical trials, we do not know how many of the eligible patients may be enrolled in competing studies and consequently not available to us. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients to complete our clinical trials. Patient enrollment depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. The delay or inability to meet planned patient enrollment may result in increased costs and delays or termination of the trial, which could have a harmful effect on our ability to develop products.

We may not be successful in obtaining regulatory approval to market and sell our proprietary or generic drug candidates.
     Before our proprietary drug candidates can be marketed and sold, regulatory approval must be obtained from the FDA and comparable foreign regulatory agencies. We must demonstrate to the FDA and other regulatory authorities in the United States and abroad that our product candidates satisfy rigorous standards of safety and efficacy. We will need to conduct significant additional research, pre-clinical testing and clinical testing, before we can file applications with the FDA for approval of our product candidates. The process of obtaining FDA and other regulatory approvals is time consuming, expensive, and difficult to design and implement. The review and approval, or denial, process for an application can take years. The FDA, or comparable foreign regulatory agencies, may not timely, or ever, approve an application. Among the many possibilities, the FDA may require substantial additional testing or clinical trials or find our drug candidate is not sufficiently safe or effective in treating the targeted disease. This could result in the denial or delay of product approval. Our product development costs will increase if we experience delays in testing or approvals. Further, a competitor may develop a competing drug or therapy that impairs or eliminates the commercial feasibility of our drug candidates.
     In order to obtain approval for our generic drug candidates, we will need to scientifically demonstrate that our drug product is safe and bioequivalent to the innovator drug. Bioequivalence may be demonstrated by comparing the generic drug candidate to the innovator drug product in dosage form, strength, route of administration, quality, performance characteristics and intended use. We plan to use our management’s experience with the regulatory approval process in the United States to prepare, file and prosecute appropriate Abbreviated New Drug Applications, or ANDAs, for our current and future generic drug candidates. Since 2003 we have filed twelve ANDAs with the FDA. In September 2004, we received approval from the FDA to market ciprofloxacin tablets in the United States and in June 2005 we received approval from the FDA to market carboplatin injection in the United States. We intend to file additional ANDAs in the foreseeable future. The FDA may not agree that our safety and bioequivalence studies provide sufficient support for approval. This could result in denial or delay of FDA approval of our generic products. Generic drugs generally have a relatively short window in which they can be profitable before other manufacturers introduce competing products that impose downward pressure on prices and reduce market share for other versions of the generic drug. Consequently, delays in obtaining FDA approval may also significantly impair our ability to compete.
Our failure to comply with extensive governmental regulation to which we are subject may delay or prevent approval of our product candidates and may subject us to penalties.
     The FDA and comparable agencies in foreign countries impose many requirements on the introduction of new drugs through lengthy and detailed clinical testing and data collection procedures, and other costly and time consuming compliance procedures. These requirements apply to every stage of the clinical trial process and make it difficult to estimate when any of our drug candidates will be available commercially, if at all. While we believe that we are currently in compliance with applicable FDA regulations, if partners, our contract research organizations, or we fail to comply with the regulations applicable to our clinical testing, the FDA may delay, suspend or cancel our clinical trials, or the FDA might not accept the test results. The FDA, an institutional review board at our clinical trial sites, our third-party investigators, any comparable regulatory agency in another country, or we, may suspend clinical trials at any time if the trials expose subjects participating in such trials to unacceptable health risks. Further, human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies or the data derived from the clinical tests may be unsuitable for submission to the FDA or other regulatory agencies.
     Once we submit a drug candidate for commercial sale approval, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain these approvals, our business and prospects may be significantly damaged. Even if we obtain regulatory approval for our product candidates, we, our partners, our manufacturers, and other contract entities will continue to be subject to extensive requirements by a number of national, foreign, state and local agencies. These regulations will impact many aspects of our operations, including testing, research and development, manufacturing, safety, effectiveness, labeling, storage, quality control, adverse event reporting, record keeping, approval, advertising and promotion of our future products. Failure to comply with applicable regulatory requirements could, among other things, result in:

•	fines;

•	changes in advertising;

•	revocation or suspension of regulatory approvals of products;

•	product recalls or seizures;

•	delays, interruption, or suspension of product distribution, marketing and sale;

•	civil or criminal sanctions; and

•	refusals to approve new products.
     The later discovery of previously unknown problems with our products may result in restrictions of the product candidate, including withdrawal from manufacture. In addition, the FDA may revisit and change its prior determinations with regard to the safety and efficacy of our future products. If the FDA’s position changes, we may be required to change our labeling or to cease manufacture and marketing of the challenged products. Even prior to any formal regulatory action, we could voluntarily decide to cease the distribution and sale or recall any of our future products if concerns about their safety or effectiveness develop.
     In their regulation of advertising, the FDA and the Federal Trade Commission from time to time issue correspondence alleging that some advertising or promotional practices are false, misleading or deceptive. The FDA has the power to impose a wide array of sanctions on companies for such advertising practices, and the receipt of correspondence from the FDA alleging these practices could result in any of the following:
•	incurring substantial expenses, including fines, penalties, legal fees and costs to comply with the FDA’s requirements;

•	changes in the methods of marketing and selling products;

•	taking FDA-mandated corrective action, which may include placing advertisements or sending letters to physicians, rescinding previous advertisements or promotions; and

•	disruption in the distribution of products and loss of sales until compliance with the FDA’s position is obtained.
     If we were to become subject to any of the above requirements, it could be damaging to our reputation, and our business condition could be adversely affected.
     Physicians may prescribe pharmaceutical products for uses that are not described in a product’s labeling or differ from those tested by us and approved by the FDA. While such “off-label” uses are common and the FDA does not regulate physicians’ choice of treatments, the FDA does restrict a manufacturer’s communications on the subject of off-label use. Companies cannot actively promote FDA-approved pharmaceutical products for off-label uses, but they may disseminate to physicians articles published in peer-reviewed journals. If our promotional activities fail to comply with the FDA’s regulations or guidelines, we may be subject to warnings from, or enforcement action by, the FDA.
Legislative or regulatory reform of the healthcare system and pharmaceutical industry may hurt our ability to sell our products profitably or at all.
     In both the United States and certain foreign jurisdictions, there have been and may continue to be a number of legislative and regulatory proposals to change the healthcare system and pharmaceutical industry in ways that could impact upon our ability to sell our products profitably. For example, sales of our products will depend in part on the availability of reimbursement from third-party payers such as government health administration authorities, private health insurers, health maintenance organizations including pharmacy benefit managers and other health care-related organizations. Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation, rules and regulations designed to contain or reduce the cost of health care. As an example, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Medicare Modernization Act, was recently enacted. This legislation provides a new Medicare prescription drug benefit beginning in 2006 and mandates other reforms. Also, the passage of the Medicare Modernization Act reduces reimbursement for certain drugs used in the treatment of cancer. Although we cannot predict the full effects on our business of the implementation of this new legislation, it is possible that the new benefit, which will be managed by private health insurers, pharmacy benefit managers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to market our products and generate revenues.
     It is also possible that other proposals will be adopted. As a result of the new Medicare prescription drug benefit, or any other proposals, we may determine to change our current manner of operation, which could harm our ability to operate our business efficiently. Existing regulations that affect the price of pharmaceutical and other medical products may also change before any of our products are approved for marketing. Cost control initiatives could decrease the price that we receive for any of our products we are developing. In addition, third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved pharmaceutical products. Our products may not be considered cost effective, or adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize a return on our investments.
     In addition, new court decisions, FDA interpretations, and legislative changes have modified the rules governing eligibility for and the timing of 180-day market exclusivity periods, a period of marketing exclusivity that the FDA may grant to an ANDA applicant who is the first to file a legal challenge to patents of branded drugs. We believe we were the first to file an ANDA for sumatriptan succinate injection, the generic form of GlaxoSmithKline’s Imitrex ® injection, and are currently in litigation with GlaxoSmithKline regarding the patent that covers this product. However, it is difficult to predict the effects such changes may have on our business or our current case. Any changes in FDA regulations, procedures, or interpretations may make ANDA approvals of generic drugs more difficult or otherwise limit the benefits available to us through the granting of 180-day marketing exclusivity. If we are not able to exploit the 180-day exclusivity period for our sumatriptan succinate injection ANDA or one of our generic product candidates that we were first to file, for any reason, our product may not gain market share, which could materially adversely affect our results of operations.
     As part of the Medicare Modernization Act, companies are now required to file with the Federal Trade Commission and the Department of Justice certain types of agreements entered into between branded and generic pharmaceutical companies related to the manufacture, marketing and sale of generic versions of branded drugs. This new requirement could affect the manner in which generic drug manufacturers resolve intellectual property litigation and other disputes with branded pharmaceutical companies, and could result generally in an increase in private-party litigation against pharmaceutical companies. The impact of this new requirement, and the potential private-party lawsuits associated with arrangements between brand name and generic drug manufacturers, is uncertain and could adversely affect our business.
     Additional government regulations, legislation, or policies may be enacted which could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of adverse government action that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our products and our business could suffer.
Our corporate compliance program may not ensure that we are in compliance with all applicable “fraud and abuse” laws and regulations, and a failure to comply with such regulations or prevail in litigation related to noncompliance could harm our business.
     Pharmaceutical and biotechnology companies have faced lawsuits and investigations pertaining to violations of health care “fraud and abuse” laws, such as the federal false claims act, the federal anti-kickback statute, and other state and federal laws and regulations. While we have developed and implemented a corporate compliance program based upon what we believe are the relevant current best practices, we cannot guarantee that this program will protect us from future lawsuits or investigations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.
If we are unable to adequately protect our technology or enforce our patent rights, our business could suffer.
     Our success with proprietary products that we develop will depend, in part, on our ability to obtain and maintain patent protection for these products. We currently have a number of U.S. and foreign patents issued and pending, however, we primarily rely on patent rights licensed from others. These patents generally give us the right and/or obligation to maintain and enforce the subject patents. We cannot be sure that we will receive patents for any of our pending patent applications or any patent applications we may file in the future. If our pending and future patent applications are not approved or, if approved, if such patents and the patents we have licensed are not upheld in a court of law, our ability to competitively exploit our proprietary products would be substantially harmed. Also, such patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by our competitors, in which case our ability to commercially exploit these products may be diminished.
     We also rely on trade secret protection and contractual protections for our unpatented, confidential and proprietary technology. Trade secrets are difficult to protect. While we enter into proprietary information agreements with our employees, consultants and others, these agreements may not successfully protect our trade secrets or other confidential and proprietary information. It is possible that these agreements will be breached, or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. It is also possible that our trade secrets will become known or independently developed by our competitors.
     If we are unable to adequately protect our technology, trade secrets or proprietary know-how, or enforce our patents, our business, financial condition and prospects could suffer.
Intellectual property rights are complex and uncertain and therefore may subject us to infringement claims.
     The patent positions related to our proprietary and generic drug candidates are inherently uncertain and involve complex legal and factual issues. Although we are not aware of any infringement by any of our drug candidates on the rights of any third party, there may be third party patents or other intellectual property rights relevant to our drug candidates of which we are not aware. Third parties may assert patent or other intellectual property infringement claims against us with respect to our proprietary drug candidates or our generic drug products. This could draw us into costly litigation as well as result in the loss of our use of the intellectual property that is critical to our business strategy.
Intellectual property litigation is increasingly common and increasingly expensive and may result in restrictions on our business and substantial costs, even if we prevail.
     Patent and other intellectual property litigation is becoming more common in the pharmaceutical industry. Litigation is sometimes necessary to defend against or assert claims of infringement, to enforce our patent rights, including those we have licensed from others, to protect trade secrets or to determine the scope and validity of proprietary rights of third parties. Other than the lawsuit filed against us by GlaxoSmithKline related to our ANDA for sumatriptan injection, currently no third party has asserted that we are infringing upon their patent rights or other intellectual property, nor are we aware or believe that we are infringing upon any third party’s patent rights or other intellectual property. We may, however, be infringing upon a third party’s patent rights or other intellectual property, and litigation asserting such claims might be initiated in which we would not prevail or we would not be able to obtain the necessary licenses on reasonable terms, if at all. All such litigation, whether meritorious or not, as well as litigation initiated by us against third parties, is time consuming and very expensive to defend or prosecute and to resolve. In addition, if we infringe the intellectual property rights of others, we could lose our right to develop, manufacture or sell our products or could be required to pay monetary damages or royalties to license proprietary rights from third parties. An adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing or selling our products, which could harm our business, financial condition and prospects.
     If our competitors prepare and file patent applications in the United States that claim technology we also claim, we may have to participate in interference proceedings required by the Patent and Trademark Office to determine priority of invention, which could result in substantial costs, even if we ultimately prevail. Results of interference proceedings are highly unpredictable and may result in us having to try to obtain licenses in order to continue to develop or market certain of our drug candidates.
We may be subject to product liability claims, and may not have sufficient product liability insurance to cover any such claims, which may expose us to substantial liabilities.
     We may be exposed to product liability claims from patients who participate in our clinical trials or from consumers of our products. Although we currently carry product liability insurance in the amount of at least $5 million in the aggregate, it is possible that this coverage will be insufficient to protect us from future claims.
     Further, we may not be able to maintain our existing insurance or obtain or maintain additional insurance on acceptable terms for our clinical and commercial activities or that such additional insurance would be sufficient to cover any potential product liability claim or recall. Failure to maintain sufficient insurance coverage could have a material adverse effect on our business, prospects and results of operations if claims are made that exceed our coverage.
The use of hazardous materials in our research and development efforts imposes certain compliance costs on us and may subject us to liability for claims arising from the use or misuse of these materials.
     Our research and development efforts involved and currently involves the use of hazardous materials. We are subject to federal, state and local laws and regulations governing the storage, use and disposal of these materials and some waste products. We believe that our safety procedures for the storage, use and disposal of these materials comply with the standards prescribed by federal, state and local regulations. However, we cannot completely eliminate the risk of accidental contamination or injury from these materials. If there were to be an accident, we could be held liable for any damages that result, which could exceed our financial resources. We currently maintain insurance coverage for injuries resulting from the hazardous materials we use, and for pollution clean up and removal; however, future claims may exceed the amount of our coverage. Currently the costs of complying with federal, state and local regulations are not significant, and consist primarily of waste disposal expenses.
Risks Related to Our Stock
There are a substantial number of shares of our common stock eligible for future sale in the public market. The sale of these shares could cause the market price of our common stock to fall. Any future equity issuances by us may have dilutive and other effects on our existing stockholders.
     As of June 30, 2005, there were approximately 15.3 million shares of our common stock outstanding, and in addition, security holders held options, warrants and preferred stock which, if exercised or converted, would obligate us to issue up to approximately 11 million additional shares of common stock. A substantial number of those shares, when we issue them upon conversion or exercise, will be available for immediate resale in the public market. In addition, we have filed a shelf registration statement that allows us to sell up to $100 million of our securities, some or all of which may be shares of our common stock or securities convertible into or exercisable for shares of our common stock, and all of which would be available for immediate resale in the market. We may issue and sell all of these securities within two years after January 24, 2005, the date of the effectiveness of the registration statement. If we were to sell the full $100 million available under the registration statement as common stock at a price approximately equal to the current market price of our common stock, we would issue approximately 20.0 million new shares of our common stock. The market price of our common stock could fall as a result of resales of any of these shares of common stock due to the increased number of shares available for sale in the market.

     We have financed our operations, and for the foreseeable future we expect to continue to finance a substantial portion of our operating cash requirements, primarily by issuing and selling our common stock or securities convertible into or exercisable for shares of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our common stock and may have a dilutive impact on our other stockholders. These issuances would also cause our net income, if any, per share to decrease or our loss per share to decrease in future periods. As a result, the market price of our common stock could drop.
The market price and volume of our common stock fluctuate significantly and could result in substantial losses for individual investors.
     The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price and volume of our common stock to decrease. In addition, the market price and volume of our common stock is highly volatile. Factors that may cause the market price and volume of our common stock to decrease include fluctuations in our results of operations, timing and announcements of our technological innovations or new products or those of our competitors, FDA and foreign regulatory actions, developments with respect to patents and proprietary rights, public concern as to the safety of products developed by us or others, changes in health care policy in the United States and in foreign countries, changes in stock market analyst recommendations regarding our common stock, the pharmaceutical industry generally and general market conditions. In addition, the market price and volume of our common stock may decrease if our results of operations fail to meet the expectations of stock market analysts and investors. While a decrease in market price could result in direct economic loss for an individual investor, low trading volume could limit an individual investor’s ability to sell our common stock, which could result in substantial economic loss as well. During 2004, the price of our common stock ranged between $3.92 and $10.13, and the daily trading volume was as high as 1,391,800 shares and as low as 9,900 shares. During 2005 through September 12, 2005, the price of our common stock has ranged between $4.06 and $7.50, and the daily trading volume has been as high as 1,368,400 shares and as low as 18,400 shares.
Provisions of our charter, bylaws and stockholder rights plan may make it more difficult for someone to acquire control of us or replace current management even if doing so would benefit our stockholders, which may lower the price an acquirer or investor would pay for our stock.
     Provisions of our certificate of incorporation, as amended, and bylaws may make it more difficult for someone to acquire control of us or replace our current management. These provisions include:
•	the ability of our board of directors to amend our bylaws without stockholder approval;

•	the inability of stockholders to call special meetings;

•	the ability of members of the board of directors to fill vacancies on the board of directors;

•	the inability of stockholders to act by written consent, unless such consent is unanimous;

•	the establishment of advance notice requirements for nomination for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.
     These provisions may make it more difficult for stockholders to take certain corporate actions and could delay, discourage or prevent someone from acquiring our business or replacing our current management, even if doing so would benefit our stockholders. These provisions could limit the price that certain investors might be willing to pay for shares of our common stock.
     In December 2000, we adopted a stockholder rights plan pursuant to which we distributed rights to purchase units of our Series B junior participating preferred stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 20% or more of our outstanding common stock. These rights could delay or discourage someone from acquiring our business, even if doing so would benefit our stockholders. We currently have no stockholders who own 20% or more of the outstanding shares of our common stock.
We do not anticipate declaring any cash dividends on our common stock.
     We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business
USE OF PROCEEDS
     If we were to sell 6,517,691 shares of our common stock pursuant to this offering, the net proceeds to us from this offering, before deducting the estimated placement agents’ fees and our estimated offering expenses, will be approximately $35,000,000 based upon the public offering price of $5.37 per share. Any placement agent or finder associated with this offering would be working solely on a “best efforts” basis and therefore, we may not sell the entire amount of shares of our common stock offered pursuant to this prospectus. We plan to use the net proceeds we raise for general corporate purposes, including:
•	Working capital

•	Capital expenditures

•	Research and development

•	General and administrative expenses

•	Acquisitions of rights to new products
     Net proceeds from the sale of the offered securities may be invested in cash equivalents and other interest-bearing short-term investments for capital preservation until used for the above.
DILUTION
     The net tangible book value of our common stock on June 30, 2005 was approximately $25,196,000, or approximately $1.64 per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities and the aggregate liquidation preference of our preferred stock outstanding, divided by the total number of shares of our common stock outstanding. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Without taking into account any other changes in net tangible book value after June 30, 2005, and after deducting the estimated finders fees and estimated offering expenses payable by us, our net tangible book value would have been $58,011,000, or approximately $2.65 per share. This represents an immediate accretion in net tangible book value of approximately $1.01 per share to existing stockholders and an immediate dilution in net tangible book value of $2.72 per share to new investors.

Offering price per share		$5.37
Net tangible book value per share as of June 30, 2005	$1.64
Increase per share attributable to new investors	1.01

As adjusted net tangible book value per share after the offering		2.65

Decrease in net tangible book value per share to new investors		$2.72

     This table excludes shares of common stock issuable upon exercise of options, warrants and other rights, including the Warrants issued in this offering, and the effect of shares of common stock issued, except as indicated above, since June 30, 2005.

PLAN OF DISTRIBUTION
     Our common stock is traded on the Nasdaq National Market under the symbol “SPPI.”
     This prospectus supplement relates to an offering by us on a “best efforts” basis of up to 6,517,691 shares of our common stock at a purchase price of $5.37 per share, and warrants to purchase up to 3,258,845 shares of our common stock at an exercise price of $6.62 per share, to certain individual and institutional investors for aggregate proceeds of approximately $35,000,000. We will enter into purchase agreements directly with the investors in connection with this offering in substantially the form included as Annex A to this prospectus supplement. Investors participating in the offering will receive warrants to purchase one share of common stock for every two shares of common stock purchased in the offering in substantially the form included as Annex B to this prospectus supplement. In connection with this offering, we will pay fees or commissions to Rodman & Renshaw, LLC (“Rodman”), who will be working solely on a “best efforts” basis. Therefore, we may not sell the entire amount of shares of our common stock offered pursuant to this prospectus supplement in which case our net proceeds would be reduced.
     Rodman may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters, Rodman would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants by Rodman. Under these rules and regulations, Rodman:
•	may not engage in any stabilization activity in connection with our securities; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until such Distribution Participant has completed its participation in the distribution.
     On September 14, 2005, we entered into a letter agreement with Rodman pursuant to which Rodman shall act as a placement agent for purchasers of our securities pursuant to our existing shelf registration statement, file no. 333-121612, for a period of 30 days. Pursuant to the agreement, we will pay Rodman at each closing a cash fee equal to 6% of all cash proceeds received by us from investors introduced to us by Rodman.
     We have also agreed to reimburse Rodman for its expenses incurred in connection with the offering up to the lesser of 1% of the offering proceeds or $25,000. Under no circumstances, however, will the fee, commission or discount received by the Rodman or any other NASD member or independent broker-dealer exceed 8% for the sale of any securities in this offering.
     We have also agreed to indemnify Rodman against certain liabilities, including liabilities under the Securities Act.
     In addition, we estimate that our share of the total expenses of this offering, excluding the finder fees and expense reimbursements, will be approximately $60,000.
DESCRIPTION OF COMMON STOCK
     The following summary of terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter and Bylaws, copies of which are on file with the Commission. See “Where You Can Find More Information.”
     We have authority to issue 50,000,000 shares of common stock, $.001 par value per share. As of September 9, 2005, we had 15,362,574 shares of common stock outstanding, held by approximately 365 stockholders of record.

Terms
     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their shares alone. Our Board of Directors currently consists of five directors each of whom is elected annually.
     No dividend on our common stock may be paid unless, at the time of such payment, all accrued dividends on our Series D 8% Cumulative Convertible Voting Preferred Stock have been paid, and we have on hand cash and other liquid assets sufficient to pay in full, in cash, the liquidation preference that would be payable to the holders of the preferred stock, as if such liquidation preference were then payable. Subject to this preference and the preferences that may be applicable to the holders of any other class of our preferred stock, if any, the holders of our common stock are entitled to receive ratably such lawful dividends as may be declared by the Board of Directors.
     In the event of liquidation, dissolution or winding up of Spectrum, before any distribution of our assets shall be made to or set apart for the holders of our common stock, the holders of our Series D 8% Cumulative Convertible Voting Preferred Stock and our Series E Convertible Voting Preferred Stock shall be entitled to receive payment out of our assets in an amount equal to the liquidation preference set forth in the Certificate of Designations for the preferred stock. If the assets available for distribution to stockholders exceed the aggregate amount of the liquidation preference with respect to all shares of the preferred stock then outstanding, then the holders of our common stock shall be entitled to receive, subject to the rights of the holders of any other class of our preferred stock, if any, pro rata all of our remaining assets available for distribution to our stockholders.
     Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of our common stock are fully paid and nonassessable. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.
Stockholder Rights Plan
     On December 13, 2000, we adopted a Stockholder Rights Plan pursuant to which we have distributed rights to purchase units of our Series B Junior Participating Preferred Stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 20% or more of our outstanding common stock, other than pursuant to a transaction approved in advance by our Board of Directors. The description and terms of the rights are set forth in a Rights Agreement between us and U.S. Stock Transfer Corporation, as rights agent, filed with the Securities and Exchange Commission on December 26, 2000, as Exhibit 4.1 to our Form 8-A, as amended by Amendment No. 1 dated July 23, 2003, filed with the Securities and Exchange Commission on August 14, 2003, as Exhibit 4.1 to our Form 10-Q for the period ended June 30, 2003, and Amendments No. 2 and No. 3 dated May 10, 2004, filed with the Securities and Exchange Commission on May 17, 2004 as Exhibits 4.1 and 4.2 respectively to our Form 10-Q for the period ended March 30, 2004.
Certain Provisions of Delaware Law and of the Company’s Charter and Bylaws
     The following paragraphs summarize certain provisions of the Delaware General Corporation Law and the Company’s Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to the Company’s Charter and Bylaws, copies of which are on file with the Commission. See “Where You Can Find More Information.”
     Our Certificate of Incorporation and Bylaws contain provisions that, together with the ownership position of the officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market price of our common stock.

     Our Certificate of Incorporation limits the extent to which our directors are personally liable to Spectrum and our stockholders, to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.
     Our Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. Stockholders are not permitted to call a special meeting and cannot require the Board of Directors to call a special meeting. There is no right of stockholders to act by written consent without a meeting, unless the consent is unanimous. Any vacancy on the Board of Directors resulting from death, resignation, removal or otherwise or newly created directorships may be filled only by vote of the majority of directors then in office, or by a sole remaining director. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, except for nominations made by or at the direction of the board of directors or a committee of the board. See “Terms” above.
     We are subject to the “business combination” statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” for a period of three years after the date of the transaction in which a person became an “interested stockholder,” unless:
•	prior to such date the board of directors of the corporation approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder,”

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•	at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of a least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”
     A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the “interested stockholders.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock. Although Section 203 permits us to elect not to be governed by its provisions, we have not made this election. As a result of the application of Section 203, potential acquirers of Spectrum may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.
Transfer Agent and Registrar
     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.
DESCRIPTION OF COMMON STOCK WARRANTS
     The following summary of term of our common stock warrants does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter and Bylaws, copies of which are on file with the Commission. See “Where You Can Find More Information.”
     As of September 13, 2005, we had outstanding warrants to purchase up to 6.6 million shares of our common stock, held of record by approximately 89 holders, of which warrants to purchase up to 5.3 million shares of common stock were immediately exercisable. We typically issue warrants to purchase shares of our common stock to investors as part of a financing transaction, or in connection with services rendered by placement agents and outside consultants. Our outstanding warrants expire at varying dates through April 2009.
     This prospectus supplement relates to the issuance of warrants to purchase up to 3,258,845 shares of our common stock and the issuance of the shares of common stock upon exercise of the warrants. The warrants will have an exercise price of $6.62 per share and will be immediately exercisable. The warrants will expire if not exercised within six years of their date of issuance. The shares our common stock underlying the warrants, when issued upon exercise of the warrants, will be fully paid and nonassessable, and we will pay any transfer tax incurred as a result of the issuance of the underlying common stock except for any tax payable in respect of any transfer in a name other than the holders.
     The warrants contain provisions that protect the holders against dilution by adjustment of the exercise price and the number of shares issuable. Such adjustments will occur in the event, among others, of a:
•	merger,

•	stock split or reverse stock split,

•	stock dividend,

•	sale or transfer of all or substantially all of our assets, or

•	recapitalization.
In the event of a merger, consolidation, capital reorganization, recapitalization or sale or transfer of all or substantially all of our assets in which adequate provision is not made for the holder of the warrants to receive upon exercise of the warrants the shares of stock, securities or assets as would have been issuable or payable pursuant to such transaction with respect to or in exchange for the number of shares of our common stock as to which the warrant is then being exercised, then the holder will be entitled to receive a cash payment in return for the cancellation of the warrant based on a Black-Scholes valuation of the warrant determined as provided in the appendix to the warrant.
     We are not required to issue fractional shares upon the exercise of the warrants. The holders of the warrants will not possess any rights as shareholders of Spectrum Pharmaceuticals until such holders exercise the warrants.
     Each warrant may be exercised upon surrender of the warrant on or before the expiration date of the warrant at our offices with the Form of Election to Purchase attached to the warrant completed and executed as indicated, accompany by payment of the exercise price in immediately available funds, by certified or bank draft or by wire transfer to an account designated by us, for the number of shares with respect to which the warrant is being exercised. We will promptly deliver certificates representing the purchased shares to the registered holder of the warrant, registered in the name specified in the Form of Election to Purchase. If at the time of exercise there is not then effective a registration statement covering such exercise, and such exercise is at least one year after the date of issuance of the warrants, the warrants may be exchanged for a number of shares of our common stock equal to the number of shares as to which the warrant is then being exercised, less a number of shares having an aggregate current market price equal to the aggregate exercise price due for such exercise. There is no minimum or maximum amount which may be exercised at any one time, however the warrants may not be exercised to the extent that the holder would be a beneficial owner of more than 4.99% of our common stock following such exercise.
     The warrants may not be transferred or assigned without first being offered to us for repurchase except in certain limited circumstances. We shall register the transfer or assignment of any portion of a warrant in the warrant register upon surrender of the warrant at our offices with the Form of Assignment attached to the warrant completed and executed as indicated. Upon any such transfer or assignment, a new warrant evidencing the portion transferred shall be issued to the transferee, and a new warrant evidencing the remaining portion not transferred shall be issued to the transferor. Each warrant is exchangeable, upon surrender of the warrant at our offices, for one or more new warrants, evidencing in the aggregate the right to purchase the number of shares of our common stock which may then be purchased pursuant to the warrant.

     For the life of the warrants, the holders of the warrants have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of the underlying common stock. The warrant holders may be expected to exercise the warrants at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of our common stock on terms more favorable than those provided for by the warrants. Furthermore, the terms on which we obtain additional capital during the life of the warrants may be adversely affected.
     The warrants will not be listed on any exchange or quotation system. We will act as warrant agent under the warrants.
VALIDITY OF COMMON STOCK
     Latham & Watkins LLP, Costa Mesa, California, will pass on the validity of the common stock offered by this prospectus supplement.
EXPERTS
     The consolidated financial statements of the Company as of December 31, 2004 and December 31, 2003 and for each of the three years in the period ended December 31, 2004, incorporated by reference in this registration statement have been audited by Kelly & Company, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.
LIMITATION ON LIABILITY AND DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES
     Our bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the Company’s Certificate of Incorporation, as amended, bylaws and the Delaware General Corporation Law, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.
     The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering is terminated:
•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 15, 2005;

•	Our quarterly reports on Form 10-Q for the quarter ended March 31, 2005 and June 30, 2005, filed on May 10, 2005 and August 9, 2005, respectively;

•	Our current reports on Form 8-K filed on January 11, 2005, January 25, 2005, February 3, 2005, February 25, 2005, April 19, 2005, May 10, 2005, May 20, 2005, June 16, 2005 and September 14, 2005;

•	Our definitive proxy statement filed on June 10, 2005, pursuant to Section 14 of the Exchange Act in connection with our 2005 Annual Meeting of Stockholders;

•	The description of our common stock contained in the Registration of Securities of Certain Successor Issuers filed pursuant to Section 12(g) of the Exchange Act on Form 8-B on June 27, 1997, including any amendment or reports filed for the purpose of updating such description; and

•	The description of our Rights to Purchase Series B Junior Participating Preferred Stock contained in the Registration of Certain Classes of Securities filed pursuant to Section 12(g) of the Exchange Act on Form 8-A on December 26, 2000, including any amendment or reports filed for the purpose of updating such description.
     You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:
Spectrum Pharmaceuticals, Inc.
Attn: Investor Relations
157 Technology Drive
Irvine, California 92618
(949) 788-6700
     You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein. We have not authorized anyone else to provide you with different information. We will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any other supplement or in the documents incorporated by reference herein and therein is accurate on any date other than the date on the front of those documents.
     This prospectus supplement, the accompanying prospectus and any documents incorporated by reference herein and therein, are part of a registration statement we filed with the SEC (Registration No. 333-121612). The registration statement and the documents incorporated by reference into it and this prospectus supplement and the accompanying prospectus contain more information about the shares sold by us pursuant to this prospectus supplement. Because information about contracts referred to in this prospectus supplement and the accompanying prospectus is not always complete, you should read the full contracts which are incorporated by reference in the registration statement, this prospectus supplement and the accompanying prospectus. You may read and copy the full registration statement and the documents incorporated by reference into it at the SEC’s public reference rooms or their web site.

ANNEX A
SECURITIES PURCHASE AGREEMENT
               This Securities Purchase Agreement (this “Agreement”) is dated September 14, 2005 by and between                                          (“Purchaser”) and Spectrum Pharmaceuticals, Inc. (“Company”). The parties hereto agree as follows:
               The Purchaser shall buy and the Company agrees to sell                     shares (“Shares”) of the Company’s Common Stock (the “Common Stock”) at a price of $5.37 per share for a total amount of $                    . The Purchaser shall also receive a warrant, in the form of Exhibit A attached hereto, to purchase up to a number of shares equal to 50% of the Shares (or                      Warrant Shares), at an exercise price equal to $6.62 per Warrant Share and a term of exercise equal to six years from the date of issuance (the “Warrant”). The Shares, the Warrant and the Warrant Shares (collectively, the “Securities”) have been registered on a registration statement on Form S-3, File No. 333-121612 (the “Registration Statement”), which has been declared effective by the Securities and Exchange Commission, and remains effective as of the date hereof. A final prospectus supplement will be delivered prior to funding regarding the issuance and sale of the Shares and Warrant, a copy of which is attached hereto as Exhibit B (the “Prospectus Supplement”). The Shares, Warrant and Warrant Shares when issued, will be free of restrictive legends and are free of any resale restrictions.
               Execution and delivery of this Agreement by the Purchaser shall constitute a binding offer to purchase the Shares and the Warrants at the Purchase Price, subject only to acceptance and delivery of this Agreement by the Company, together with delivery of the Prospectus Supplement to the Purchaser. The Shares, the Warrants, and the Warrant Shares when issued, will be free of restrictive legends and are free of any resale restrictions.
     The Purchaser represents and warrants to the Company:
     (a) The Purchaser is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of                     .
     (b) The Purchaser has the requisite corporate (or other entity) power and authority to enter into and perform this Agreement and to purchase the Shares in accordance with the terms hereof. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar laws relating to, or affecting generally, the enforcement of creditor’s rights and remedies or by other equitable principles of general application.
     (c) In making its investment decision in this offering, the Purchaser and its advisors, if any, have relied solely on the Company’s public filings as filed with the Securities and Exchange Commission, including the base prospectus filed as part of the Registration Statement when it was declared effective, and all documents incorporated therein by reference.
     (d) Purchaser is not a registered broker-dealer or an affiliate of a registered broker-dealer.
     (e) Purchaser represents, warrants and covenants that neither Purchaser nor any affiliate of such Purchaser which (i) had knowledge of the transactions contemplated hereby, (ii) has or shares discretion relating to such Purchaser’s investments or trading or information concerning such Purchaser’s investments, including in respect of the Securities; or (iii) is subject to such Purchaser’s review or input concerning such affiliate’s investments or trading, has or will, directly or indirectly, during the period beginning on the date on which the Company or a financial advisor to the Company, first contacted such Purchaser regarding the transactions contemplated by this Agreement and ending on the Closing Date, engage in: (1) any “short sales” (as such term is defined in Rule 200 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the Common Stock, including, without limitation, the maintaining of any short position with respect to, establishing or maintaining a “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act) with respect to, entering into any swap, derivative transaction or other arrangement (whether any such transaction is to be settled by delivery of Common Stock, other securities, cash or other consideration) that transfers to another, in whole or in part, any economic consequences or ownership, or otherwise dispose of, any Common Stock by Purchaser; or (2) any hedging transaction which establishes a net short position with respect to the Common Stock.
The closing is expected to occur on or about September 14, 2005 (the “Closing Date”).
     The Purchaser and the Company acknowledge and agree that the Company will not issue additional shares of its Common Stock with respect to this transaction under circumstances that would require the approval of its stockholders pursuant to applicable Nasdaq rules without obtaining such approval.
     Neither the Company nor any of its officers or agents shall disclose any material non-public information about the Company to the Purchaser and neither the Purchaser nor any of its affiliates, officers or agents will solicit any material non-public information from the Company in connection with the offer and sale of the Shares by the Company to the Purchaser.
     The Purchaser shall wire the purchase amount to the Company to the account set forth below.
Company Wire Transfer Instructions:
Bank
Address
ABA#
     The Company shall cause its transfer agent to transmit the Shares electronically to the Purchaser by crediting the account set forth on the signature page through the Deposit Withdrawal Agent Commission system, and shall deliver the Warrant certificates to the address specified by the Purchaser on the signature pages hereto.
     All communications hereunder shall be in writing and shall be deemed to have been given on the date delivered by hand, sent by facsimile transmission, or mailed certified mail, return receipt requested, if to the Purchaser, to the address set forth on the signature page of this Agreement, and if to the Company, to 157 Technology Drive, Irvine, California, 92618, Facsimile (949) 788-6706, Attention: Chief Financial Officer Either party to this Agreement may change such address for notices by sending to the other party written notice of a new address for such purpose.
     This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to conflict of law principles. Each of the Company and the Purchaser irrevocably submits to the jurisdiction of the United States District Court sitting in New York, New York for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and hereby waives any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper.
     Following the date hereof, the Company shall promptly issue a press release disclosing the material terms of the transaction contemplated hereby and shall file the Prospectus Supplement with the SEC within the time required by Rule 424.
     The Purchaser may not assign or otherwise transfer this Agreement or its rights hereunder without the consent of the Company.
     This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument.
     [Remainder of this page intentionally left blank.]

AGREED AND ACCEPTED, as of the date first written above:

Spectrum Pharmaceuticals, Inc.

By:

Name:
Title:

PURCHASER:

By:

Name:
Title:

Address:

Facsimile No.:

Purchaser DWAC Instructions:

DTC#
Account #
Reference #

Address for delivery of Warrants (if different):

EIN:

ANNEX B
Warrant No.
COMMON STOCK PURCHASE WARRANT
To Purchase                      Shares of Common Stock of
SPECTRUM PHARMACEUTICALS, INC.
     THIS COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received,                      (the “Holder”), is entitled to subscribe for and purchase from Spectrum Pharmaceuticals, Inc., a Delaware corporation (the “Company”), upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”), and on or prior to the close of business on September 14, 2011 (the “Expiration Date”) but not thereafter, up to ___shares (the “Warrant Shares”) of Common Stock, par value $6.62 per share, of the Company (the “Common Stock”). The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).
     Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated September 14, 2005, among the Company and the purchasers signatory thereto.
Section 2. Exercise.
a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made at any time or times on or after the Initial Exercise Date until 5:00 P.M. (New York City time), on the Expiration Date by delivery to the Company of a duly executed facsimile copy of the Notice of Exercise Form annexed hereto (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company); provided, however, within 5 Trading Days (a day on which the Nasdaq Stock Market is open for ordinary trading) of the date said Notice of Exercise is delivered to the Company, the Holder shall have surrendered this Warrant to the Company and the Company shall have received payment of the aggregate Exercise Price of the shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank.
b) Exercise Price. The exercise price of the Common Stock under this Warrant shall be $6.62, subject to adjustment under Section 3 hereof (the “Exercise Price”).
c) Net Exchange. If at the time of exercise more than one year from the date of issuance of this Warrant there is no effective registration statement permitting the sale of the Warrant Shares by the Company to the Holder, then this Warrant may also be exchange            d at such time fo            r the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:
(A)	= the closing bid price on the Trading Day immediately preceding the date of such election as reported by Bloomberg, L.P.;

(B)	= the Exercise Price of this Warrant, as adjusted; and

(X)	= the number of Warrant Shares issuable upon exercise of this Warrant in accordance with the terms of this Warrant by means of a cash exercise rather than a net exchange.

d)	Exercise Limitations.
     i. Holder’s Restrictions. The Holder shall not have the right to exercise any portion of this Warrant to the extent that after giving effect to such issuance after exercise, the Holder (together with the Holder’s affiliates), as set forth on the applicable Notice of Exercise, would beneficially own in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such issuance (such limitation being referred to herein as the “Beneficial Ownership Cap”). For purposes of the Beneficial Ownership Cap, the number of shares of Common Stock beneficially owned by the Holder and its affiliates shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Shares or Warrants) subject to a limitation on conversion or exercise analogous to the Beneficial Ownership Cap beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 2(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act, it being acknowledged by Holder that the Company is not representing to Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the Beneficial Ownership Cap applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder) and of which a portion of this Warrant is exercisable shall be in the sole discretion of such Holder, and the submission of a Notice of Exercise shall be deemed to be such Holder’s representation to the Company that its Warrant is exercisable (in relation to other securities owned by such Holder) and of which portion of this Warrant is exercisable, in each case subject to such aggregate percentage limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. For purposes of this Section 2(c), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Form 10-Q or Form 10-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Company’s Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of the Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported.
     e) Mechanics of Exercise.
     i. Authorization of Warrant Shares. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).
     ii. Delivery of Certificates Upon Exercise. Certificates for shares purchased hereunder shall be transmitted by the transfer agent of the Company to the Holder by crediting the account of the Holder’s prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission (“DWAC”) system if the Company is a participant in such system, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise within 3 Trading Days from the delivery to the Company of the Notice of Exercise Form, surrender of this Warrant and payment of the aggregate Exercise Price as set forth above (“Warrant Share Delivery Date”). This

Warrant shall be deemed to have been exercised on the date the Exercise Price is received by the Company. The Warrant Shares shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 2(d)(v) prior to the issuance of such shares, have been paid.
     iii. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.
     iv. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price.
     v. Charges, Taxes and Expenses. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.
     vi. Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.
     Section 3. Certain Adjustments.
     a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company pursuant to this Warrant), (B) subdivides outstanding shares of Common Stock into a larger number of shares, (C) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.
     b) Fundamental Transactions. If any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the

Company’s assets to another corporation shall be effected, then the Company shall use its best efforts to ensure that lawful and adequate provision shall be made whereby each Holder shall thereafter continue to have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Warrant Shares issuable upon exercise of this Warrant, such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Warrant Shares equal to the number of Warrant Shares issuable upon exercise of the Warrant, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of each Holder to the end that the provisions hereof (including, without limitation, provision for adjustment of the Exercise Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume by written instrument, reasonably deemed by both the Board of Directors of the Company and Holders representing at least a majority of the Warrant Shares issuable upon exercise of all Warrants issued in the same offering as this Warrant to be satisfactory in form and substance, such affirmative assessment not be unreasonably withheld the obligation to deliver to the holder of the Warrant, at the last address of such holder appearing on the books of the Company, such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase, and the other obligations of the Company under this Warrant. The provisions of this section shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions. If the Company, in spite of using its best efforts, is unable to cause this Warrant to continue in full force and effect until the Expiration Date in connection with any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company’s assets to another corporation, then the Company shall pay the Holder an amount calculated in accordance with the Black-Scholes Option Pricing formula set forth in the appendix hereto.
     c) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. The number of shares of Common Stock outstanding at any given time shall not include shares of Common Stock owned or held by or for the account of the Company, and the description of any such shares of Common Stock shall be considered on issue or sale of Common Stock. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.
     d) Notice to Holders.
     i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to this Section 3, the Company shall promptly mail to each Holder a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.
     Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be mailed to the Holder at its last addresses as it shall appear upon the Warrant Register of the Company, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise this Warrant during the 20-day period commencing the date of such notice to the effective date of the event triggering such notice.
Section 4. Transfer of Warrant.
a) Right of First Refusal. Should the Holder propose to sell or transfer this Warrant to a non-affiliate of Holder in response to a bona fide offer to purchase, the Holder shall promptly deliver a written notice to the Company. The notice shall describe in reasonable detail the proposed sale or transfer, including, without limitation, the number of Warrant Shares to be sold or transferred, the consideration to be paid, the name and address of each prospective purchaser or transferee, and any other material terms and conditions upon which such sale or transfer is to be made, along with copies of all material proposed agreements relating to such sale, including purchase agreements and other agreements or documents requested by the Company. The Company shall have the option, exercisable upon written notice to the Holder within three (3) business days after delivery of the notice, to purchase some or all of the Warrant Shares on the same terms as the proposed sale or transfer. Upon such purchase by the Company, this Warrant shall promptly be cancelled and the Company shall issue to the Holder a new Warrant evidencing the portion of this Warrant not purchased by the Company, if any. If the Company does not exercise its option to purchase this warrant, the Holder may sell or transfer this Warrant to the purchaser or transferee identified in the notice, on the same terms as identified in the notice or otherwise.
b) Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 5(a) hereof and to the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.
c) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Sections 4(a) and (b), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

d) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.
Section 5. Miscellaneous.
a) Title to Warrant. Prior to the Expiration Date and subject to compliance with applicable laws and Section 4 of this Warrant, this Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company by the Holder in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed. The transferee shall sign an investment letter in form and substance reasonably satisfactory to the Company.
b) No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof. Upon the surrender of this Warrant and the payment of the aggregate Exercise Price (or by means of a cashless exercise), the Warrant Shares so purchased shall be and be deemed to be issued to such Holder as the record owner of such shares as of the close of business on the later of the date of such surrender or payment.
c) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.
d) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.
e) Authorized Shares.
     The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the trading markets upon which the Common Stock may be listed.
     Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.
f) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.
g) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.
h) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Expiration Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.
i) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.
j) Limitation of Liability. No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant or purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.
k) Remedies. Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.
l) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and shall be enforceable by any such Holder or holder of Warrant Shares but nothing in this Warrant shall be construed to give any person or corporation or other entity, other than the Company and the Holder and their respective successor and assigns, any legal or equitable right, remedy or cause under this Warrant.
m) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

n) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.
o) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.
********************

APPENDIX
Black Scholes Option Pricing formula to be used when calculating the amount per Warrant Share shall be: C = StN(d1) — Ke-r(T-t)N(d2), where
C = warrant value
S = price of Company stock as determined by reference to the closing price on the securities exchange or Nasdaq National Market over the 20-day period ending three trading days prior to the closing of the capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company’s assets to another corporation described in Section 3(b) if the Company’s stock is then traded on such exchange or system, or the average of the closing bid or sale prices (whichever is applicable) in the over-the-counter market over the 20-day period ending three trading days prior to the closing of the transaction if the Company’s stock is then actively traded in the over-the-counter market, or the then most recently completed financing if the Company’s stock is not then traded on a securities exchange or system or in the over-the-counter market.
T = 9/14/2011
t = date of issue of warrant
T-t = time until warrant expiration = ___days or ___months
N = volatility = average of the daily price changes on the securities exchange or Nasdaq National Market over the 20-day period ending three trading days prior to the public announcement of the capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company’s assets to another corporation described in Section 3(b) if the Company’s stock is then traded on such exchange or system, or the average of the daily change in the closing bid or sale prices (whichever is applicable) in the over-the-counter market over the 20-day period ending three trading days prior to the public announcement of the transaction if the Company’s stock is then actively traded in the over-the-counter market, or 0.6 if the Company’s stock is not then traded on a securities exchange or system or in the over-the-counter market.
d1 = (ln(S/K) + (r-l+N+N/2)(T-t)) ÷ (NÖ(T-t))
ln = natural logarithm
l = dividend rate for the most recent 12-month period at the time of closing of the capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company’s assets to another corporation.
K = $6.62
r = the 90-day Treasury Bill rate from the most recent auction reported on the website: www.publicdebt.treas.gov
d2 = d1- NÖ(T-t)/365

     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.
Dated: September 14, 2005

Spectrum Pharmaceuticals, Inc.

By:

Name:

Title:

Attest:

By:

Name:

Title:

NOTICE OF EXERCISE
TO: SPECTRUM PHARMACEUTICALS, INC.
          (1) The undersigned hereby elects:
☐ to purchase                                          Warrant Shares, Warrant Number                                         , of the Company pursuant to the terms of the attached Warrant and tenders herewith payment of the exercise price in full in lawful money of the United States, together with all applicable transfer taxes, if any.
☐ to exchange this Warrant for the number of Warrant Shares determined pursuant to the net exchange procedure set forth in subsection 2(c).
          (2) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

The Warrant Shares shall be delivered to the following address:

OR

DWAC the shares to:

DTC #

Account #

Reference #

SIGNATURE OF HOLDER

Name of Investing Entity

Signature of Authorized Signatory of Investing Entity	Date

Name of Authorized Signatory	Title of Authorized Signature

ASSIGNMENT FORM
(To assign the foregoing warrant, execute
this form and supply required information.
Do not use this form to exercise the warrant.)

Warrant Number:

Warrant Shares:

     FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to:

whose address is

Dated:                                         ,

Holder’s Signature:

Holder’s Address:

Signature Guaranteed:
NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of the corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell shares of common stock and common stock warrants only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock or common stock warrants.
SPECTRUM
PHARMACEUTICALS, INC.

UP TO 6,517,691 SHARES OF COMMON
STOCK
AND
WARRANTS TO PURCHASE UP TO 3,258,845
SHARES OF COMMON STOCK

PROSPECTUS SUPPLEMENT
September ____, 2005